Exhibit 2.1

                               Heads of Agreement
                               ------------------

                                Dated May 4, 2007

                                 By and Between:

                    Maximum Awards Inc. (MAXW or the Company)
                                       And
                           Plays on the Net Plc (POTN)

Whereas MXAW is a Nevada Corporation publicly traded on the OTCBB under the symbol MXAW and is involved in the development of loyalty programs and the travel industry, and

Whereas POTN is a United Kingdom corporation Plays on the net was created as a comprehensive online guide to theatre, and to fill a significant niche in the download market for plays and spoken word entertainment. An online database of unpublished plays uploaded by hopeful writers, the site had a small but dedicated following which changed dramatically when the company secured an enviable license to sell audio book titles from the archives of BBC Audio books. The site has now developed into a significant online store and theatre information site, with more than 500,000 books for sale and audio book titles available for download not only from BBC Audio, but also from leading publishers including Time Warner, Harper Collins and Random House, Naxos and Little Brown. A one-stop site for information, tickets, reviews and news relating to theatre, POTN is set to become the ultimate social networking site for drama enthusiasts. Our forum (Play-talk) is building a community of writers and actors who are able to post their personal profiles, reviews and resumes both there and on Stage Write, their unique profile page.


The Parties have agreed as follows:

       1. MXAW agrees to purchase 100% of the issued and outstanding share capital of POTN through the issuance of 12,000,000 common shares (Post split) or 180,000,000 common shares (Pre Split) (the Acquisition). The purchase of POTN by MXAW will be subject to a separate formal agreement under the above terms and will be completed as soon as POTN has completed an audit for the years 2006 and 2005.

       2.     This agreement has been declared irrevocable by both parties.

       3. MXAW warrants that its total liabilities as of March 31, 2007 are 282,680 USD.

       4. MXAW warrants that its only assets comprise its Australian subsidiaries comprising Maximum Awards Pty Ltd, Global Business Group Pty Ltd and Travel Easy Pty Ltd (the Subsidiaries).

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       5.     MXAW warrants that its issued share capital comprises 36,782,000 common shares (pre stock roll back). MXAW warrants that it will not, without the approval of POTN, issue any additional capital stock prior to the completion of the Acquisition.

       6.     MXAW agrees to complete the stock rollback announced in October
2006.

       7. POTN warrants that it will not have any debt the time of acquisition.

       8. MXAW agrees to file a Form 8K with the SEC to disclose the pending acquisition of POTN immediately following the signing of this agreement.

       9. MXAW agree to complete its consolidated annual audit (including the audit of the Subsidiaries) and to file its annual Form 10K by the 15th of May.

       10. The Acquisition is subject to a formal agreement to be concluded before 31 May 2007.



Above terms and conditions are agreed between the parties.

Maximum Awards Inc.




By: ________________________________    Witness ________________________________



Plays on the net Plc.




By: ________________________________    Witness ________________________________